UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                    Windsor Woodmont Black Hawk Resort Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   97380W 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /_/ Rule 13d-1(c)

     /X/ Rule 13d-1(d)
      -

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  97380W  10  5
         ---------------

   1       NAMES OF REPORTING PERSONS       Irving C. Deal
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/
           (b) /__/
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION         United States
--------------------------------------------------------------------------------

                                5     SOLE VOTING POWER           118,525
           Number of
                                ------------------------------------------------

           Shares               6     SHARED VOTING POWER         107,500
           Beneficially
           Owned by             ------------------------------------------------

           Each                 7     SOLE DISPOSITIVE POWER      118,525
           Reporting
           Person               ------------------------------------------------

           With                 8     SHARED DISPOSITlVE POWER    107,500

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           226,025*
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
           X**
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        22.5%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)          IN

--------------------------------------------------------------------------------
* These shares represent (a) 12,000 shares held directly by Mr. Deal;
(b) 101,525 shares held by Normandy, Inc. as to which Mr.Deal, as Chairman of the Board and Chief Executive Officer, has voting and dispositive power;
(c) 107,500 shares held by Windsor Woodmont, LLC as to which Mr. Deal, as one of two managing members, shares voting and dispositive power; and (d) 5,000 shares underlying options owned by Mr. Deal. The filing of this Schedule 13G shall not be construed as an admission that Mr. Deal is, for purposes of
Section 13(d) or (g) of the Act, the beneficial owner of the shares listed in
(b) and (c).
** Does not include 83,602 shares of Issuer's common stock beneficially owned by Mr. Deal's spouse. The filing of this Schedule 13G shall not be construed as an admission that Mr. Deal is, for purposes of Section 13(d) or (g) of the Act, the beneficial owner of those shares.

                               Page 2 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  97380W  10  5
         ---------------

   1       NAMES OF REPORTING PERSONS        Normandy, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/
           (b) /__/
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION       Texas
--------------------------------------------------------------------------------

                                5     SOLE VOTING POWER           101,525
           Number of
                                ------------------------------------------------

           Shares               6     SHARED VOTING POWER          -0-
           Beneficially
           Owned by             ------------------------------------------------

           Each                 7     SOLE DISPOSITIVE POWER      101,525
           Reporting
           Person               ------------------------------------------------

           With                 8     SHARED DISPOSITlVE POWER        -0-

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           101,525
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       10.2%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)          CO

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                               Page 3 of 6 pages

Item 1.   (a)      Name of Issuer:  Windsor Woodmont Black Hawk Resort Corp.

          (b)      Address of Issuer's Principal Executive Offices:
                   12160 North Abrams Road,
                   Suite 516, Dallas, TX 75243

Item 2.   (a)      Name of Person Filing:  Irving C. Deal

                                           Normandy, Inc.

          (b)      Address of Principal Business Office or, if none, Residence:
                   3811 Turtle Creek Blvd., Suite 250
                   Dallas, TX 75219 as to both Mr. Deal and
                   Normandy, Inc.

          (c)      Citizenship:

                   Irving C. Deal - United States

                   Normandy, Inc. - Texas

          (d)      Title of Class of Securities:  Common Stock, $0.01 par value

          (e)      CUSIP Number:  97380W  10  5

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

          (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b) /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
                   78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) /__/ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) /__/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) /__/ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                               Page 4 of 6 pages

Item 4.   Ownership

A.        Irving C. Deal

          (a)      Amount beneficially owned:        226,025*
                                             -----------------------------------

          (b)      Percent of class:                 22.5%
                                    --------------------------------------------

          (c)      Number of shares as to which the person has:
                                                               -----------------

                   (i)  Sole power to vote or to direct the vote       118,525
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote     107,500
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of
                        118,525
                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of
                        107,500
                        --------------------------------------------------------
*  These shares represent (a) 12,000 shares held directly by Mr. Deal;
(b) 101,525 shares held by Normandy, Inc. as to which Mr. Deal, as Chairman of the Board and Chief Executive Officer, has voting and dispositive power;
(c) 107,500 shares held by Windsor Woodmont, LLC as to which Mr. Deal, as one of the two managing members, shares voting and dispositive power; and (d) 5,000 shares underlying options owned by Mr. Deal. The filing of this Schedule 13G shall not be construed as an admission that Mr. Deal is, for purposes of
Section 13(d) or (g) of the Act, the beneficial owner of the shares listed in
(b) and (c).

B.        Normandy, Inc.

          (a)      Amount beneficially owned:       101,525
                                             -----------------------------------

          (b)      Percent of class:                10.2%
                                    --------------------------------------------

          (c)      Number of shares as to which the person has:
                                                               -----------------

                   (i)  Sole power to vote or to direct the vote       101,525
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote      - 0-
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of
                        101,525
                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of
                        - 0-
                        --------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class     Not Applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person
                                                           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person                                           Not Applicable

Item 8.   Identification and Classification of Members of the Group
                                                           Not Applicable

Item 9.   Notice of Dissolution of Group                   Not Applicable

Item 10.  Certifications                                   Not Applicable

                               Page 5 of 6 pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.
                                                        2/12/01
                                       -----------------------------------------
                                                          Date

                                       /s/  Irving C. Deal
                                       -----------------------------------------
                                                        Signature


                                       Irving C. Deal, individually and as
                                       Chief Executive Officer of Normandy, Inc.
                                       -----------------------------------------
                                                        Name/Title






                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the securities of Windsor Woodmont Black Hawk Resort Corp.



Dated:    2/12/01                      /s/  Irving C. Deal
      ------------------------         -----------------------------------------
                                       Irving C. Deal


Dated:    2/12/01                      NORMANDY, INC.
       -----------------------


                                       By: /s/  Irving C. Deal
                                           -------------------------------------
                                           Irving C. Deal, Chief Executive
                                           Officer

                               Page 6 of 6 pages